Exhibit 99.1

REGULATED INFORMATION

June 13, 2025, 7:00am CET / 1:00am ET

NYXOAH SA

(Euronext Brussels/Nasdaq: NYXH)

Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium

(hereinafter the “Company”)

Invitation to attend the extraordinary shareholders’ meeting of the Company to be held on July 2, 2025

The board of directors of the Company is pleased to invite its securities holders to attend the extraordinary shareholders' meeting of the Company, to be held on Wednesday, July 2, 2025 at 2:00 p.m. CET at the Company's seat, or at such other place as will be indicated prior to such time.

The Company will also set up a video conference to allow holders of securities of the Company who have duly registered for the extraordinary shareholders’ meeting to follow the meeting remotely and ask questions, as the case may be in writing, during the meeting. The modalities to attend the meeting via video conference will be communicated to the relevant securities holders in due time. The videoconference will not qualify as an electronic communication tool to attend and vote at the extraordinary shareholders’ meeting as referred to in Article 7:137 of the Belgian Code of Companies and Associations (the “CCA”), but will be an extra facility for securities holders to follow the shareholders’ meeting. Holders of securities wishing to attend the meeting via video conference and also validly vote on the items on the agendas, are invited to exercise their voting rights prior to the shareholders’ meeting by following the rules set out in this convening notice, either by voting remotely by mail, or by giving a proxy to a representative of the Company.

In order to facilitate the keeping of the attendance list on the day of the extraordinary shareholders' meeting, the holders of securities issued by the Company and their representatives are invited to register as from 1:45 p.m. CET.

Agenda of the extraordinary shareholders’ meeting

1.	Adding paragraphs at the end of article 13 of the articles of association of the Company to introduce the right to nominate directors for shareholders having held at least five percent (5%) of the outstanding shares of the Company in registered form continuously for a period of at least three (3) years

Proposed decision: The shareholders’ meeting decides to add the following paragraphs at the end of article 13 of the articles of association of the Company:

“Article 13       COMPOSITION OF THE BOARD OF DIRECTORS

(…)

Any shareholder, or group of affiliated shareholders acting in concert, that has held (or will have held at the date of the relevant appointment) at least five percent (5%) of the outstanding shares of the company in registered form continuously for a period of at least three (3) years calculated as per the date of the relevant director appointment (each such shareholder or group of shareholders referred to as a “Stable Shareholder”) shall have the right that at the annual shareholders’ meeting one (1) director (a “Stable Shareholder Director”) is appointed on its binding nomination. In case there are more than two (2) Stable Shareholders, only the two (2) largest Stable Shareholders shall have a binding nomination right.

The binding nomination right of the relevant Stable Shareholder shall also apply in case the mandate of the relevant Stable Shareholder Director becomes vacant. In such case the Stable Shareholder shall be entitled to request the board of directors to appoint, within fifteen (15) calendar days following the date on which the relevant Stable Shareholder has exercised this binding nomination right, a replacement Stable Shareholder Director on a provisional basis until the next shareholders’ meeting.

The binding nomination shall be submitted in writing by the relevant Stable Shareholder to the board of directors, together with any information that might be necessary or useful in view of the appointment of the Stable Shareholder Director, at least seventy-five (75) calendar days prior to the annual shareholders’ meeting which shall be asked to decide on the appointment of the director (or, in case of co-optation by the board of directors, within thirty (30) calendar days following the date on which the mandate of the relevant Stable Shareholder Director has become vacant). The board of directors may at its discretion waive this deadline.

Provided that the Stable Shareholder that made the relevant nomination still qualifies as a Stable Shareholder on the date of the annual shareholders’ meeting (or board meeting in case of co-optation) deciding on the relevant appointment, the nomination made by the relevant Stable Shareholder shall be binding and complied with when the annual shareholders’ meeting decides (or, in case of co-optation, the remaining directors decide) on the relevant appointment for which the relevant Stable Shareholder has exercised its binding nomination right in accordance with this article 13. In deviation hereof, the annual shareholders’ meeting (or the remaining directors in case of co-optation) shall not be obliged to comply with the relevant binding nomination if the proposed director appointment pursuant to the relevant binding nomination would result in the composition of the board of directors no longer meeting any mandatory minimum requirements imposed by article 7:86 or any other applicable article of the Code of Companies and Associations.”

2.	Power of attorney to the notary

Proposed decision: The shareholders’ meeting decides to grant the acting notary, and any other notary of “Berquin Notarissen”, all powers to draw up and sign a restated version of the articles of association of the Company and to file them in the appropriate data base in accordance with applicable law.

Admission formalities and participation in the shareholders’ meeting

In order to attend the extraordinary shareholders’ meeting on July 2, 2025, the holders of shares and subscription rights are requested to comply with articles 26 and 27 of the Company’s articles of association and the following formalities.

The holders of subscription rights issued by the Company can, in accordance with Article 7:135 of the Belgian Code of Companies and Associations only attend the shareholders’ meeting with a consultative vote.

In order to be able to participate in the extraordinary shareholders' meeting, a holder of securities issued by the Company must satisfy two conditions: (a) be registered as holder of such securities on the registration date and (b) notify the Company, as described below.

Registration date

The registration date is June 18, 2025 at midnight (Belgian time). Only persons registered as securities holders on that date and time will be entitled to attend and (if they are shareholders) vote at the meeting. The number of securities held by the securities holder on the day of the meeting will not be taken into account.

-	Holders of registered shares or subscription rights must be registered in the Company's share register or subscription rights register, as the case may be, by midnight (Belgian time) on June 18, 2025.

-	Holders of dematerialized shares must deliver, or have delivered, to the Company, at the latest on June 26, 2025 at midnight (Belgian time), a certificate issued by the authorized account holder or by the settlement institution certifying the number of dematerialized shares registered in the name of the shareholder in its accounts on the registration date, for which the shareholder has declared his intention to participate in the meeting. This certificate must be sent to the Company by e-mail to shareholders@nyxoah.com.

Intention to participate in the meeting

The securities holders must inform the board of directors of the Company by e-mail to shareholders@nyxoah.com no later than June 26, 2025, of their intention to participate in the meeting, indicate the number of securities for which they intend to vote, and, for holders of dematerialized shares, present proof of their registration as a shareholder on the registration date.

In order to attend the meeting, securities holders and proxy holders must prove their identity and representatives of legal entities must submit documents establishing their identity and their power of representation, at the latest immediately before the start of the meeting.

Voting by proxy or by mail

Shareholders can exercise their voting rights prior to the meeting either (i) by voting by mail or (ii) by giving a proxy to a representative of the Company.

If shareholders vote by proxy, the proxy holder will be a representative of the Company. This proxy holder may only exercise the voting right in accordance with the voting instructions contained in the proxy.

The proxy voting form and the form for voting by mail approved by the Company must be used for this purpose. These forms can be downloaded from the Company’s website (https://investors.nyxoah.com/shareholder-information > Shareholders' Meetings).

If shareholders vote by proxy or by mail, they must, in addition to the above formalities, send by e-mail to shareholders@nyxoah.com a duly completed and signed proxy voting form or form for voting by mail. These documents must reach the Company no later than June 26, 2025.

Note that the proxy voting forms and the forms for voting by mail may be signed by using an electronic signature as provided for in Article 7:143 § 2 of the Belgian Code of Companies and Associations.

Participation in the virtual shareholders’ meeting

Securities holders wishing to participate remotely, virtually and in real time, to the Company's extraordinary shareholders’ meeting are required to confirm their participation and communicate their e-mail address to the Company by June 26, 2025 at the latest by e-mail to shareholders@nyxoah.com.

A few days before the shareholders’ meeting, securities holders who have completed this formality will receive by e-mail (at the address they will have communicated to the Company) a link, and as the case may be a user name and a password, enabling them to follow and participate in the shareholders’ meeting via their computer, tablet or smartphone.

Just before the start of the shareholders’ meeting, the securities holders will have to click on the link that will have been previously communicated to them by e-mail, and as the case may be enter their user name and password, in order to join the virtual shareholders’ meeting.

Securities holders attending the virtual shareholders’ meeting will have the opportunity to view the live broadcast of the meeting in real time and to ask questions to the directors, as the case may be in writing, during the meeting regarding the items on the agenda.

Right to ask questions

Shareholders who wish to do so may send any questions they may have to the Company, relating solely to the agenda of the extraordinary shareholders’ meeting, by e-mail to shareholders@nyxoah.com, no later than June 26, 2025. The answers to these questions will be provided during the extraordinary shareholders’ meeting in accordance with applicable law.

Documentation

All documents concerning the extraordinary shareholders’ meeting that are required by law to be made available, as well as the total number of shares and voting rights outstanding, are available on the Company's website on: https://investors.nyxoah.com/shareholder-information. The documents are also available at the seat of the Company and can only be consulted by appointment made by e-mail (shareholders@nyxoah.com). Shareholders may also obtain a hard copy of these documents free of charge by sending an e-mail to shareholders@nyxoah.com.

The aforementioned formalities, as well as the instructions on the Company's website and on the proxy voting forms and forms for voting by mail must be strictly observed.

Various

Quorum: In accordance with Article 7:153, second paragraph of the Belgian Code of Companies and Associations, the extraordinary shareholders’ meeting can validly deliberate and vote on the agenda items of the extraordinary shareholders’ meeting, irrespective of the portion of the capital that is represented by the shareholders present or represented.

Voting: Each share entitles the holder to one vote.

Majority: In accordance with Article 7:153 of the Belgian Code of Companies and Associations, the decision proposed in item 1 of the agenda of the extraordinary shareholders’ meeting will be adopted if it is approved by 75% of the votes validly cast by the shareholders present or represented whereby blank votes and abstentions are not taken into account. In accordance with applicable law, the decision proposed in item 2 of the agenda of the extraordinary shareholders’ meeting will be adopted if it is approved by a simple majority of the votes validly cast by the shareholders present or represented.

Personal data: The Company is responsible for the processing of personal data that it receives or collects from holders of securities issued by the Company and agents in connection with the Company’s shareholders’ meeting.

The processing of such data will be carried out for the purpose of organizing and holding the shareholders' meeting, including convening, registration, attendance and voting, as well as maintaining lists or registers of securities holders and for purposes of analysis of the Company’s securities holders’ base.

The data includes, but is not limited to, the following: identification data, the number and nature of a holder's securities issued by the Company, proxies and voting instructions. This information may also be transferred to third parties for the purpose of assisting or servicing the Company in connection with the foregoing.

The processing of such data will be carried out, mutatis mutandis, in accordance with the Company's privacy notice available on the Company's website: https://www.nyxoah.com/privacy-notice-nyxoah.

The Company draws the attention of holders of securities issued by the Company and agents to the description of the rights they may have as data subjects, such as, inter alia, the right of inspection, the right to rectify and the right to object to processing, which are set out in the section entitled “What rights can you exercise?” of the aforementioned privacy notice.

All this is without prejudice to the applicable rules on registration, use of information and participation in shareholders’ meetings in order to exercise your rights as a data subject. For any other information relating to the processing of personal data by or on behalf of the Company, the Company can be contacted by e-mail at privacy@nyxoah.com.

The board of directors